Exhibit 1

For Immediate Release

BioLineRx and I-Bridge Capital Establish a New Drug
Development Joint Venture in China

JV will promote development and commercialization of Israeli-sourced therapeutic assets for Chinese healthcare market

Tel Aviv, Israel, August 25, 2016 – BioLineRx Ltd. (NASDAQ/TASE:BLRX), a clinical stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today that it has established a joint venture (JV) with I-Bridge Capital, a Chinese venture capital fund focused on developing innovative therapies in China. The joint venture, named iPharma, will develop innovative clinical and pre-clinical therapeutic candidates originating primarily in Israel to serve the Chinese and global healthcare markets.

Under the terms of the JV agreement, each partner will provide seed capital of one million dollars to the venture. BioLineRx will screen and identify promising early-stage drug candidates originating primarily in Israel with emphasis on therapeutic indications that are of special interest for the Chinese population. These therapeutic candidates will then be in-licensed by iPharma for further development and commercialization in China and possibly in other countries as well. After a critical mass of in-licensed projects is reached, iPharma intends to raise additional funds from Chinese investors to accelerate further development activities. Each partner is protected from dilution for a five-year period and the first project is expected to join iPharma’s pipeline within the next few months.

“We are very pleased to enter into this joint venture with I-Bridge because it offers us direct access to the large, fast growing and highly important Chinese market, with limited financial risk,” said Philip A. Serlin, Chief Financial and Operating Officer of BioLineRx. “iPharma combines our strong track record of selecting promising, innovative therapeutic programs emerging from Israel’s leading research institutions and startups, with I-Bridge’s deep understanding of the Chinese market, extensive commercialization experience and a network of long-standing relationships with Chinese investors, pharmaceutical companies and relevant government entities. We look forward to working together to deliver promising therapeutic assets to improve the care and health of patients in China and beyond.”

“The market in China is large and fast-growing, but it lacks innovative therapeutic assets and capabilities which address the increasing demands of our rapidly aging population,” stated Dr. Jimmy Wei, Managing Partner, I-Bridge Capital. “BioLineRx, with its well established relationships with leading academic institutions and biomedical companies in Israel, as well as its proven project screening process, is an ideal long-term partner for us. We passionately share the same goal: to develop the best products and technologies so that we can effectively target the greatest unmet medical needs, including treatment for chronic diseases such as diabetes, cancer and respiratory conditions.”

About I-Bridge
I-Bridge Capital (“I-Bridge”) is a venture capital firm focused on incubating and/or investing in companies in China’s healthcare sector. I-Bridge is managed by an experienced team of investment and pharmaceutical industry practitioners who have the knowledge, dexterity, and operating expertise required to successfully navigate China’s regulatory environment.  Its unique investment strategy is to work alongside entrepreneurs to conceptualize, build and grow innovative ideas into great companies.

I-Bridge works closely with its global network of highly experienced advisors to evaluate pre-clinical/clinical data. I-Bridge and its global advisors have advanced scientific/medical training bolstered by years of industry experience in pharmaceuticals and medical devices. I-Bridge can source products that are already approved by the FDA and/or EMEA and marketed extensively in the US or European markets. I-Bridge supports its portfolio companies with the in-licensing and “fast tracking” of these products for efficient market access in Greater China.

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds, primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory AML, is in the midst of a Phase 2b study as an AML consolidation treatment, and has recently initiated a Phase 2 study in stem cell mobilization for allogeneic transplantation; and BL-7010 for celiac disease and gluten sensitivity, which has successfully completed a Phase 1/2 study. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates, and has recently signed a collaboration agreement with MSD (known as Merck in the US and Canada) to run a Phase 2a study in pancreatic cancer using the combination of BL-8040 and Merck’s KEYTRUDA®.

For additional information on BioLineRx, please visit the Company’s website at http://www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2016. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

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Vivian Cervantes
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vivian@pcgadvisory.com

or

Tsipi Haitovsky
Public Relations
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tsipihai5@gmail.com